Mail Stop 4561
via fax 49 622 7783 5403

November 18, 2008

Dr. Werner Brandt
Chief Financial Officer
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany

> **Re: SAP AG**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed April 2, 2008**
> **Form 6-K Filed November 14, 2008**

Dear Dr. Brandt:

We have reviewed your response to your letter dated November 13, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 21, 2008.

Form 6-K Filed November 14, 2008

1.   We note your response to prior comment 2 to the Staff's letter dated September 26, 2008 where you indicate that the Company will remove any reference to non-GAAP financial information and the related U.S. GAAP to non-GAAP reconciliation from the face of your consolidated income statement. While we note that the Company included a consolidated income statement (exclusive of any non-GAAP information) in your November 14, 2008 Form 6-K as you previously indicated, we also note that you continue to include a reconciliation of U.S. GAAP and non-GAAP financial information in an income statement format. Please note that it is not appropriate to present an entire non-GAAP income statement in an attempt to reconcile non-GAAP measures to GAAP measures.

This can result in the creation of many additional non-GAAP measures and gives the impression that the non-GAAP presentation represents a comprehensive basis of accounting. As previously requested, please remove this reconciliation format in your future Forms 6-K and instead provide reconciliations for the individual non-GAAP measures you wish to present (i.e. operating income, operating margin, software and software- related service revenue and earnings per share) as discussed on page 5 of your Form 6-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief